Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(dollars in millions)
EARNINGS:
Net income	$90.7	$84.8	$177.6	$181.1	$179.1	$172.7	$163.5
Income taxes (a)	43.4	40.4	82.9	85.3	85.6	87.6	81.9
Income before income taxes	134.1	125.2	260.5	266.4	264.7	260.3	245.4
Fixed charges as defined	46.4	47.0	93.7	87.7	86.4	103.9	103.3
Adjustment for undistributed equity earnings	(7.1)	(5.8)	(4.5)	(6.4)	(8.3)	(7.9)	(6.4)
Total earnings as defined	$173.4	$166.4	$349.7	$347.7	$342.8	$356.3	$342.3

FIXED CHARGES:
Interest expense	$45.8	$46.4	$92.4	$86.4	$85.0	$80.2	$79.9
Estimated interest component of rent expense	0.6	0.6	1.3	1.3	1.4	23.7	23.4
Total fixed charges as defined	$46.4	$47.0	$93.7	$87.7	$86.4	$103.9	$103.3

Ratio of Earnings to Fixed Charges	3.74	3.54	3.73	3.96	3.97	3.43	3.31

(a) Includes net interest related to unrecognized tax benefits.

In the fourth quarter of 2015, WPL retrospectively applied a change in method of recording income taxes. Refer to Notes 1(c) and 1(q) of the Combined Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year 2015 for further details. Financial statement impacts in 2013, 2012 and 2011 were not material.